
10031979

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21410

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Isaak Bond Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 17th Street, Suite 2610-S
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Lemek — (303) 623-7500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrhardt Keefe Steiner & Hottman PC
(Name - *if individual, state last, first, middle name*)

7979 East Tufts Ave., Suite 400	Englewood	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Donald J. Lemek, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplementary information pertaining to the firm of Isaak Bond Investments, Inc. and Subsidiary, as of and for the year ended June 30, 2010, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President
Title

Notary Public


MATT FROMAN
NOTARY
PUBLIC
STATE OF COLORADO

My Commission Expires 02/05/2013

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
X	m.	A Copy of the SIPC Supplemental Report.
___	n.	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	n.	Independent accountants' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

We have audited the accompanying consolidated statement of financial condition of Isaak Bond Investments, Inc. and Subsidiary (the "Company") as of June 30, 2010, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Isaak Bond Investments, Inc. and Subsidiary as of June 30, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

September 3, 2010
Denver, Colorado

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
June 30, 2010

Assets

Assets	
Cash and cash equivalents	$ 3,270
Due from clearing broker and dealers	346,908
Interest receivable	31,231
Due from officer	69,329
Other receivables	52,932
Securities owned, substantially pledged as collateral for amounts due to clearing broker	4,793,561
Cash surrender value of life insurance	208,520
Property and equipment, net of accumulated depreciation of $152,364	93,235
Other assets	191,844
Total assets	$ 5,790,830

Liabilities and Stockholders' Equity

Liabilities	
Due to clearing broker, collateralized by securities owned	$ 3,113,156
Commissions payable	156,747
Accrued expenses	587,948
Deferred income taxes	34,718
Subordinated debt	461,000
Total liabilities	4,353,569
Commitments and contingencies	
Stockholders' equity	
Common stock, $1 par value; authorized 500,000 shares; issued and outstanding 46,517 shares	46,517
Additional paid-in capital	500,654
Retained earnings	890,090
Total stockholders' equity	1,437,261
Total liabilities and stockholders' equity	$ 5,790,830

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Income
For the Year Ended June 30, 2010

Revenues	
Net trading gains and commissions	$ 3,744,643
Interest	186,050
Total revenues	3,930,693
Expenses	
Employee compensation and benefits	2,905,623
Other operating expenses	336,627
Clearing charges	158,909
Occupancy and equipment rental	106,659
Interest	78,244
Depreciation and amortization	17,404
Total expenses	3,603,466
Income before taxes	327,227
Income tax expense	(117,257)
Net income	$ 209,970

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2010

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - June 30, 2009	45,805	$ 45,805	$ 476,939	$ 680,120	$ 1,202,864
Issuance of common stock	712	712	23,715	-	24,427
Net income	-	-	-	209,970	209,970
Balance - June 30, 2010	46,517	$ 46,517	$ 500,654	$ 890,090	$ 1,437,261

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2010

Subordinated liabilities at June 30, 2009	$	461,000
Changes during the year		-
Subordinated liabilities at June 30, 2010	$	461,000

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows
For the Year Ended June 30, 2010

Cash flows from operating activities	
Net income	$ 209,970
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	17,404
Deferred income taxes	(10,502)
Cash surrender value of life insurance	(2,960)
Changes in assets and liabilities	
Due from clearing broker and dealers	(284,405)
Interest receivable	(6,048)
Other receivables	3,117
Securities owned	(3,388,676)
Other assets	1,507
Due to clearing broker	3,058,872
Commissions payable	(31,391)
Accrued expenses	556,972
	(86,110)
Net cash provided by operating activities	123,860
Cash flows from investing activities	
Due from officer	2,620
Purchase of equipment	(89,998)
Net cash used in investing activities	(87,378)
Cash flows from financing activities	
Proceeds from issuance of common stock	24,427
Repayment of life insurance policy loan	(133,767)
Net cash used in financing activities	(109,340)
Net decrease in cash	(72,858)
Cash - beginning of year	76,128
Cash - end of year	$ 3,270

Supplemental disclosure of cash flow information:

Cash paid for interest for the year ended June 30, 2010 was $78,244.

Cash paid for income taxes for the year ended June 30, 2010 was $86,374.

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Isaak Bond Investments, Inc. and Subsidiary (the "Company") is a Colorado corporation established on March 1, 1977. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operation is proprietary trading of municipal bond securities. The Company's wholly-owned subsidiary, Funds Management Corp. ("Management Corp.") has been dormant for several years.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company's clearing broker is Southwest Securities, Inc. ("Southwest Securities"). Southwest Securities carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary, Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Due from Clearing Broker and Dealers and Other Receivables

Due from clearing broker and dealers are recorded as trades are executed on a trade date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from three to seven years.

Clearing Deposit and Other Assets

Other assets includes $50,000 deposited with Southwest Securities to offset certain risks assumed by Southwest Securities, related to the clearing and settling of securities and cash transactions on behalf of the Company.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and securities owned. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities owned consists primarily of municipal bond securities invested in a diversified portfolio of municipal bond positions.

Securities transactions are initiated on a fully disclosed basis with Southwest Securities. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

As of June 30, 2010, two investments accounted for approximately 26% of the carrying amount of securities owned.

Fair Value Accounting

The Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting (continued)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Securities Owned

Municipal securities owned and investment securities are valued at fair value based on trade activity within a publicly observable marketplace.

Revenue Recognition and Securities Owned

The Company recognizes revenue relating to proprietary securities transactions and commission income and expense related to customers' securities transactions on a trade date basis. Municipal securities owned and investment securities are valued at fair value based on trade activity within a publicly observable marketplace with the resulting net unrealized gains and losses included in earnings of the current period.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Accounting

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets at fair value on a recurring basis as of June 30, 2010:

Description	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$ 4,793,561	$ -	$ 4,793,561

Note 2 - Fair Value Accounting (continued)

The Company values Municipal bonds (Level 2) based on trades of the bonds within a publicly observable marketplace. The municipal bond market is based on negotiated contracts between a limited number of parties for rather than high-volume exchange transactions. The determination of pricing for municipal bonds can be determined through review of transactions involving the specified bond, or a like-kind bond.

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) for the year ended June 30, 2010, are reported in trading revenues and in other revenues as follows:

	Trading Revenues	Other Revenues
Total gains or losses included in earnings for the period ended June 30, 2010	$ 3,460,353	$ 470,340

Note 3 - Due to Clearing Broker

The Company clears its proprietary trades through another broker-dealer. The Company is required to maintain securities reserves and other collateral accounts with the Company's broker with a balance at all times equal to or greater than the margin requirement on the underlying securities. At June 30, 2010, the Company maintained approximately $1,700,000 in these accounts. This amount is netted against the amount payable to the broker-dealer. This payable is collateralized by securities owned by the Company. The Company met all margin requirements, as determined by the clearing broker, as of June 30, 2010.

Note 4 - Commitments and Contingencies

Operating Leases

The Company leases facilities and equipment under non-cancelable operating leases. Rent expense for these leases was $99,677 for the year ended June 30, 2010.

Future minimum lease payments under these leases are approximately as follows:

Year Ending June 30,	
2011	$ 44,503

Note 5 - Subordinated Debt

The borrowings under subordination agreements at June 30, 2010 are owed to the majority stockholder as follows:

Interest at prime plus 2% (5.25% at June 30, 2010), $100,000 due October 30, 2011, $100,000 due March 31, 2012, and $261,000 due May 31, 2012	$ 461,000

For the year ended June 30, 2010, interest expense related to the subordinated debt was $24,269.

The subordinated borrowings are unsecured and are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's uniform net capital requirements, they may not be repaid.

Note 6 - Employee Benefit Plan

The Company's Section 401(k) profit sharing plan (the "Plan") covers substantially all full-time employees. The Company's contributions to the Plan are determined annually by the Board of Directors and vest over a period from two to six years of service. In addition, the Company has a discretionary match of up to 6% of employee salary deferrals. Employer contributions to the Plan were $180,541 for the year ended June 30, 2010 and are included in employee compensation and benefits in the consolidated statement of income.

Note 7 - Income Taxes

The net current and long-term deferred tax assets and liabilities in the accompanying consolidated statement of financial condition include the following at June 30, 2010:

Deferred tax asset	$ 28,604
Deferred tax liability	(63,322)
Net deferred tax liability	$ (34,718)

Temporary differences and carryforwards giving rise to a significant portion of deferred tax assets and liabilities at June 30, 2010 are as follows:

Property and equipment	$ (20,640)
Prepaid expenses	(42,682)
Accrued interest	1,625
State taxes	2,492
Unrealized Gain	24,487
	$ (34,718)

Note 7 - Income Taxes (continued)

Components reflected in the consolidated statement of income for the year ended June 30, 2010 are as follows:

Current		
Federal	$	(90,567)
State and local		(16,188)
		(106,755)
Deferred		
Federal		(9,788)
State and local		(714)
		(10,502)
	$	(117,257)

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net income compared to the income taxes in the consolidated statement of income for the year ended June 30, 2010 are as follows:

Income tax expense at the statutory rate	$	111,257
Change resulting from:		
State income taxes, net of federal income tax		9,877
Meals and entertainment		4,815
Non-deductible club dues		3,672
Municipal interest		(47,471)
Municipal interest related expenses		18,348
Officer's life insurance - increase in CSV		(1,006)
Change in valuation allowance		-
Other		17,765
	$	117,257

Note 8 - Related Party Transactions

One of the Company's customers is a partnership, where the general partner is related to the majority stockholder. In addition to providing investment advisory services, the Company performs certain administrative services for the partnership. For the year ended June 30, 2010, the Company's revenue earned from this partnership was $38,190. The amount due from the partnership was $52,932 as of June 30, 2010.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule, SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. This rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2010, the Company had net capital of approximately $1,131,000, which was approximately $1,030,000 in excess of its minimum net capital of $100,000. The Company's net capital ratio was 0.71 to 1.

Note 10 - Subsequent Events

The Company evaluated all events and transactions that occurred after June 30, 2010 through September 3, 2010, the date the financial statements were available for issuance.

ACCOMPANYING INFORMATION

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2010

Net Capital

Stockholders' equity	$ 1,437,261
Additions	
Liabilities subordinated to claims of general creditors	461,000
Deductions	
Due from officer	(69,329)
Other receivables	(52,932)
Property and equipment	(93,235)
Other assets	(267,537)
Haircuts on securities	
Debt securities	(251,173)
Other securities	(20,000)
Undue concentration	(13,488)
Net capital	$ 1,130,567

Aggregate Indebtedness

Payables	
Commissions payable	$ 156,747
Accrued expenses and other	645,193
Total aggregate indebtedness	$ 801,940

Computation of Basic Net Capital Requirements

Required minimum net capital	$ 100,000
Capital in excess of minimum requirement	$ 1,030,567
Ratio of aggregate indebtedness to net capital	0.71

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of June 30, 2010, and the audited computation above.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

In planning and performing our audit of the consolidated financial statements of Isaak Bond Investments, Inc. and Subsidiary (the "Company"), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors
Isaak Bond Investments, Inc. and Subsidiary

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's Internal Control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's Internal Control.

Our consideration of Internal Control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Ehrhardt Keefe Steiner & Hottman PC

September 3, 2010
Denver, Colorado

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

Board of Directors and Member
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Form SIPC-7, to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2010, which were agreed to by Isaak Bond Investments, Inc. and Subsidiary (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation, Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors and Member
Isaak Bond Investments, Inc. and Subsidiary

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

September 3, 2010
Denver, Colorado

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Financial Statements
and
Independent Auditors' Report
June 30, 2010

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS